[American Equity Capital, Inc. Letterhead]

December 31, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement File No. 333-160345 filed by Eagle Life Insurance Company

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, American Equity Capital, Inc., principal underwriter, hereby requests that Pre-Effective Amendment No.1, filed on December 31, 2009, to the Registration Statement filed on Form S-1 (File Nos. 333-160345) be accelerated and declared effective on January 18, 2010, or as soon thereafter as is reasonably practicable.

If you have any questions or further comments, please call the undersigned at 515.457.1704 or Thomas E. Bisset at 202.383.0118.

Very truly yours,

/s/ Barbara Bennett

Barbara Bennett
Chief Compliance Officer
American Equity Capital, Inc.

cc:	Wendy Carlson
Marla Lacey
Stephen Roth
Thomas Bisset